UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DEKANIA CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title or Class of Securities)

24488U203 (CUSIP Number)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24488U203	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 800,000
6 SHARED VOTING POWER —0—
7 SOLE DISPOSITIVE POWER 800,000
8 SHARED DISPOSITIVE POWER —0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO—Limited Liability Company

CUSIP No. 835438409	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 800,000
6 SHARED VOTING POWER —0—
7 SOLE DISPOSITIVE POWER 800,000
8 SHARED DISPOSITIVE POWER —0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 800,000
6 SHARED VOTING POWER —0—
7 SOLE DISPOSITIVE POWER 800,000
8 SHARED DISPOSITIVE POWER —0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 24488U203	13G	Page 5 of 8

ITEM 1	(a).	NAME OF ISSUER:

The name of the issuer is Dekania Corp. (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive office is located at 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the shares of Common Stock (as defined below) of the Issuer held by Mercury Special Situations Fund LP and Mercury Special Situations Offshore Fund, Ltd. (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

(iii) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Three River Road Greenwich, CT 06807

ITEM 2	(c)	CITIZENSHIP:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mr. Jarvis is a United States citizen.

(iii) Mr. MacLean is a United States citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share (the “Common Stock”)

ITEM 2	(e).	CUSIP NUMBER: 24488U203

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 835438409	13G	Page 6 of 8

ITEM 4.	OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 800,000 shares

	(b)	Percent of class: 6.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 800,000 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 800,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

	(a)	Amount beneficially owned: 800,000 shares

	(b)	Percent of class: 6.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 800,000 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 800,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 800,000 shares

	(b)	Percent of class: 6.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 800,000 shares

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 800,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: See Items 2(a) and 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.

CERTIFICATION:

By signing below, each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 835438409	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual

CUSIP No. 835438409	13G	Page 8 of 8

EXHIBIT INDEX

Exhibit 1.         Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

Date: February 20, 2007

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual